June 25, 2013

Via EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4628

Attention:  Tia L. Jenkins, Senior Assistant Chief Accountant

RE:	Gold Resource Corporation
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 18, 2013
File No. 001-34857

Dear Ms. Jenkins:

We are responding to the letter dated June 6, 2013 received by Gold Resource Corporation (the “Company”) containing additional comments raised by the staff from our letter response dated May 21, 2013 to the staff’s review of our Form 10-K for the year ended December 31, 2012.

Accordingly, the Company’s responses are as follows:

Form 10-K for the fiscal year ended December 31, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28

Non-GAAP Measures, page 34

Total Cash Cost per Gold Equivalent Ounce, page 34

1.	We note in your response to comment six of our letter dated May 2, 2013 that the concentrate sale settlement adjustments of $3.1 million (2012) and $0.6 million (2011) are not reflected in the smelter refining fees, treatment charges and penalties. As such, it appears that these concentrate sale settlement adjustments are not included in you (sic) cash cost per gold equivalent ounce sold calculation on page 35. Please confirm our understanding and, if so, explain to us why you have not included these settlement adjustments in your cash cost per gold equivalent ounce sold calculation.

Tia L. Jenkins

June 25, 2013

Response to Comment No. 1:

Our concentrate sale settlement adjustments result from final settlement of our provisionally priced invoices. Differences in grade based on final assays and differences in metal prices based on final pricing per our concentrate sales contracts are the two principal settlement adjustments. These settlement adjustments are recorded as a debit or credit to sales, with a corresponding debit or credit to accounts receivable.

These settlement adjustments will also result in small changes to the treatment and refining charges that we pay, and are reflected in our cash cost per gold equivalent ounce calculation. For example, the payable gold in our copper and lead concentrates is subject to a refining charge of $15.00 per ounce. To the extent that there are differences between provisional and final gold assays in our copper or lead concentrates, there will be a final settlement adjustment to the number and dollar value of gold ounces sold (a sales adjustment) and a small adjustment to treatment and refining charges (a contra-revenue account). Payable silver in our copper and lead concentrates is subject to a refining charge of $2.00 per ounce and $2.60 per ounce, respectively, increasing by $0.085 per ounce for each $1.00 that the silver price exceeds $20.00 per ounce. Therefore, with respect to the payable silver in our copper and lead concentrates, differences between provisional and final silver assays will result in small refining charge adjustments, similar to the aforementioned gold example. In addition, to the extent there are settlement adjustments resulting from changes in silver prices at levels above $20.00 per ounce, the silver refining fees that we pay will also increase or decrease. For the year ended December 31, 2012, we recorded net settlement adjustments to sales of $3.1 million. The gross settlement adjustment was $3.2 million, which was reduced by $0.1 million for treatment and refining adjustments, for a net settlement adjustment to sales of $3.1 million.

The numerator in our cash cost per gold equivalent ounce calculation includes settlement adjustments as they relate to costs and not settlement adjustments as they relate to sales. Therefore, the $3.2 million final sales settlement adjustment does not impact the numerator in our cash cost calculation. However, the $0.1 million represents an adjustment to the treatment and refining fees that we pay, and is therefore included in the numerator of our cash cost calculation.

In addition, to the extent the $3.2 million settlement adjustment results from differences in our gold or silver grades based on final assays, our gold and silver ounces sold will change. These gold and silver ounce sold adjustments are reflected in the denominator of our cash cost per gold equivalent ounce calculation.

Item 8. Financial Statements and Supplementary Data, page 41

2.

We note in your response to comment two of our letter dated May 2, 2013 that you indicate you have exited the development stage as defined under ASC 915 in that your planned principal operations (mining operations) commenced in 2010 and you have generated

Tia L. Jenkins

June 25, 2013

significant ongoing revenues from your mining operations for the years ended December 31, 2012, 2011 and 2010. Please reconcile your response to your financial statements that continue to present cumulative amounts since inception and other additional disclosures required by ASC 915.

Response to Comment No. 2:

We continue to be an exploration stage company under Industry Guide 7 in that we do not have reserves at any of our projects. Since we are subject to the requirements of Industry Guide 7 and are considered an exploration stage company under that guideline, we have presented cumulative amounts since inception and other additional disclosures as required under ASC 915. We will continue to present the development stage entity disclosures required under ASC 915 until such time, if ever, that we exit the exploration stage as defined under Industry Guide 7.

3.	We note your statement in response to comment two of our letter dated May 2, 2013 that under EITF 04-06 the production phase of a mine is deemed to have begun when saleable minerals are extracted (produced) from an ore body, regardless of the level of production. Please note that under Industry Guide 7, the terms ore, ore grade or ore body are treated the same as the term reserve and, since you do not have reserves you have not entered the production phase as defined in EITF 04-06. In addition to your disclosures indicating you have not exited the exploration stage, we continue to believe you should substitute and replace the terms production, commercial production, mining operations or development throughout your filing that give the appearance you have progressed beyond the exploration stage. For example, substitute mining operations with mining activities, substitute commercial production or production with extracting or processing mineralized materials, etc. You may refer to Instruction 1 to paragraph (a) of Industry Guide 7 in you require further clarification or guidance.

Response to Comment No. 3:

We believe that the Company is in a unique position relative to the requirements of Industry Guide 7 and applicable accounting rules. While we have not established “reserves” as defined in Industry Guide 7, we have established production of metals from our mine in Mexico and have reported significant revenue from operations for the years 2010 through the first quarter of 2013, and expect to do so for the foreseeable future. We are considered an “exploration stage” company under Industry Guide 7, but have progressed our property well beyond typical exploration activities.

With this in mind, we believe that it is important to be able to accurately describe our operations to investors and other members of the investment community. We believe that the terms “commercial production,” “production” “mining operations” and “development”

Tia L. Jenkins

June 25, 2013

are essential to an understanding of our operations, since these are terms commonly used in the mining industry to describe mining activities and the production of gold, silver and other metals.

In an effort to ensure that investors are not mislead about the nature of our operations under Industry Guide 7, we propose to add the following cautionary note and additional disclosure in a prominent place in all of our Form 10-Q and Form 10-K filings in the future:

CAUTIONARY NOTE REGARDING EXPLORATION STAGE STATUS AND USE OF CERTAIN

MINING TERMS

We are considered an “exploration stage” company under the Securities and Exchange Commission Industry Guide 7, Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations (“Guide 7”), because we do not have reserves as defined under Guide 7. Reserves are defined in Guide 7 as that part of a mineral deposit which can be economically and legally extracted or produced at the time of the reserve determination. The establishment of reserves under Guide 7 requires, among other things, certain spacing of exploratory drill holes to establish the required continuity of mineralization and the completion of a feasibility study. Since we have no reserves as defined in Guide 7, we have not exited the exploration stage and continue to report our financial information as an exploration stage entity as required under relevant accounting principles.

Since we have no reserves, we have and will continue to expense all mine development, mill and other mine facility construction costs, even though these expenditures are expected to have a future economic benefit in excess of one year. We also expense our asset retirement obligations. Companies that have reserves and have exited the exploration stage typically capitalize these costs, and subsequently amortize them on a units-of-production basis as reserves are mined. As a result of these differences, our financial statements may not be comparable to the financial statements of mining companies that have established reserves and have exited the exploration stage.

We use certain terms in this report such as “production,” “commercial production,” “mining operations,” and “development,” which are terms typically used by companies that have established reserves and have exited the exploration stage under Guide 7. We use these terms in our report since we believe they are necessary and helpful for the reader to understand our business and operations. However, we caution you that we do not have reserves and have therefore not exited the exploration stage as defined under Guide 7.

We propose to cross-reference the reader to review this cautionary statement in each of the relevant portions of our future reports, as may be necessary and/or helpful to ascertain that our use of such terminology is in its general plain English use and not in reference to describe the Company as a development or production stage entity in accordance with Industry Guide 7. In our future Form 10-Q and Form 10-K filings, we further propose to define production, commercial production, mining operations and development as follows:

•	Production: The estimated quantities of metals contained in concentrates resulting from the treatment of mineralized material through our mill.

Tia L. Jenkins

June 25, 2013

•	Commercial production: The time when our mill throughput equals or exceeds 67% of designed throughput for a continuous period of 30 days, which we declared on July 1, 2010.

•	Mining operations: The process of extracting mineralized material from the earth and treating that material at our mill to yield metals contained in concentrates.

•

Development: Work carried out to access an area in the mine containing mineralized material, which principally includes crosscutting, drifting, ramp construction, ventilation shafts and ancillary costs.

Furthermore, we will delete any references to “ore” in our future filings and replace with “mineralized material” so that investors do not believe that we have reserves under Guide 7.

Consolidated Statements of Cash Flows, page 49

4.	We note in your response to comment three of our letter dated May 2, 2013 that you purchase gold and silver bullion in the open market for two primary purposes which are to (1) hold as an alternative to cash and cash equivalents and sell to generate cash for your operating and other requirements (i.e. to diversify your treasury), and (2) enable shareholders to exchange their monthly cash dividend for physical gold and/or silver. We further note that you believe both of these activities qualify as investing activities. It appears to us that your purchases of gold bullion, sales of gold bullion, and exchanges of cash dividends for gold bullion have aspects of more than one class of cash flows (see ASC 230-10-45-22). With respect to the purchased bullion that is subsequently exchanged for cash dividends, please tell us how you considered the ASC 230-10-45-15(a) requirement to classify the payments of dividends or other distributions to owners as financing activities. With respect to the purchased bullion that is subsequently sold to generate cash for your operating and other requirements, please tell us how you considered, by analogy, the ASC 230-10-45-20 requirement to classify assets acquired for resale that are carried at market value in a trading account as operating activities. Also tell us how you considered the fact that the purpose of these bullion purchases and sales is directly related to the operations of the Company, and that you consider the bullion to be an alternative to holding cash and cash equivalents when determining that these represent investing activities.

Response to Comment No. 4:

Although some of the bullion we purchase may be sold to generate cash for our operating and other requirements, the bullion we have purchased to date has been used exclusively for our physical gold and silver dividend conversion program. As described in more detail in our filings, a shareholder who opts-in to this program exchanges cash received from dividend payments for physical metal. Because we pay dividends in cash, we classify such payments as financing activities pursuant to ASC 230-10-45-15(a). Since our dividends paid are shown gross in the statement of cash flows, we do not believe that the exchange by a

Tia L. Jenkins

June 25, 2013

shareholder of their cash dividend for physical gold or silver under our dividend exchange program would also qualify as a dividend or other shareholder distribution in our statement of cash flows as a financing activity under ASC 230-10-45-15(a). As a result, we have classified the physical metal purchases and redemptions as investing activities.

With respect to the purchased bullion that may be sold for operating activities, we have not yet and currently do not know how much, if any, of the bullion we hold will be sold to generate cash for our operating and other requirements. We have therefore classified our bullion purchases as investing activities until such time as we can quantify the amount we intend to sell for operating and other requirements, at which time we will reflect that amount as an operating activity in the statement of cash flows.

Upon further investigation regarding this comment, we have determined that we should revise our accounting policy for gold and silver bullion. The policy currently states: “Pursuant to the fair value hierarchy established in ASC 820, the fair value of the Company’s gold and silver bullion is established based on quoted prices in active markets, specifically, the fair value is based on the daily London P.M. fix as of the balance sheet date.” Upon consideration of the guidance in ASC 330-10-35-16, we now believe that the investment in gold and silver bullion should be carried at cost and evaluated for impairment at financial reporting dates. Accordingly, ASC 230-10-45-20 would not apply as these would not be assets carried at market value in a trading account. We have considered the potential impact on our historical financial statements related to this revision of our accounting policy and determined that the impact is not material. We confirm that in future filings we will update our accounting policy to reflect this revision.

5.	Please tell us whether the dividends paid line item on your statement of cash flows represents the gross amount of dividends that you paid or if they are shown net of any cash dividends that are exchanged for gold bullion. Also confirm to us that in future filings you will indicate whether dividends paid are shown gross or net, and disclose the amount of cash dividends that were converted into physical gold and silver bullion.

Response to Comment No. 5:

The dividends paid line item in our statement of cash flows represents the gross amount of dividends paid, all of which are paid in cash. We confirm that in our future filings we will indicate that dividends paid are shown gross, and that we will disclose the amount of cash dividends that were exchanged for physical gold and silver bullion.

Tia L. Jenkins

June 25, 2013

Note 1. Nature of Operations and Summary of Significant Accounting Policies, page 50

Revenue Recognition, page 52

6.	We note in your response to comment one of our letter dated May 2, 2013 that as is common in the industry, your sales are recorded net of the payable metal deductions (and net of treatment, refining and penalty charges); however you do not assign any value to the payable metal deductions since your contract with the buyer specifies that they will only pay you for a percentage of the metal contained in your concentrates. We further note in your response to comment five that the metals payable fee is not a fee that you pay, but rather a payable metal deduction which represents the contained metal in your concentrate for which you do not invoice the buyer and for which you are not paid by the buyer, pursuant to the terms of your sales contract with the buyer. Based upon the fiscal 2012 average gold price realized of $1,676 per ounce (page 31) we estimate that the 2012 payable metal deduction of 9,078 gold equivalent ounces to be approximately $15.2 million, which was approximately 11.5% of your fiscal 2012 net sales of $131.8 million. Given that the terms of your contract with the buyers specifies they will only pay you for a percentage of the metal contained in your concentrates and since you are unable to sell the produced metal concentrate that is deducted by the buyer, it appears to us that the payable metal deduction represents a cost of doing business. Please advise us of the following:

•	Further explain to us why you do not assign any value to the payable metal deducted from your total production quantities by the buyer (smelter).

•

Tell us whether you estimate and deduct the payable metal upon shipment of concentrates or at final settlement, and also confirm to us that you will revise your revenue recognition disclosure in future filings to clarify how the payable metal is treated for purposes of your revenue recognition.

•

Tell us the generally accepted accounting guidance that you use to account for the payable metal deducted from your total production quantities, and tell us how you considered the nonmonetary transactions guidance in ASC 845 with respect to the underlying concentrate inventory production that is deducted.

•	Also further explain to us why you exclude the payable metal deductions from your calculation of cash cost per gold equivalent ounce sold.

Response to Comment No. 6:

With respect to the first bullet point, we record sales based on payable or recoverable metal in our concentrates because this is industry practice. We do not assign a value to unrecoverable metals (payable metal deductions) in our concentrates since there is no value attributable to these amounts and this is not industry practice to do so. Furthermore, if we were to assign a value to the unrecoverable metals in our concentrates, we would have to gross-up our sales and cost of sales by the same amount, which we believe would be misleading and is not industry practice.

Tia L. Jenkins

June 25, 2013

With respect to the second bullet point, the various payable metal deductions in our sales contracts represent the estimated metal content in our concentrates that is not recovered at the smelter. The smelter deduction is a negotiable commercial term in our sales contracts. Clean and high quality concentrates have a higher demand and can result in the seller negotiating lower payable metal deductions with the buyer. Conversely, a lower quality concentrate will result in the seller having less negotiating leverage with respect to payable metal deductions.

By way of example, the revenue recognition policy of Freeport-McMoran Copper and Gold (“FCX”, a leading international natural resources company headquartered in the United States) found on page 131 of their Form 10-K for the year ended December 31, 2012, states the following: “Revenues from concentrate sales are recorded net of treatment and all refining charges (including price participation, if applicable, as discussed below) and the impact of derivative contracts. Moreover, because a portion of the metals contained in copper concentrates is unrecoverable as a result of the smelting process, FCX’s revenues from concentrate sales are also recorded net of allowances based on the quantity and value of these unrecoverable metals. These allowances are a negotiated term of FCX’s contracts and vary by customer. Treatment and refining charges represent payments or price adjustments to smelters and refiners and are either fixed or, in certain cases, vary with the price of copper (referred to as price participation).”

Although our revenue recognition policy is not stated as clearly as FCX’s revenue recognition policy, the FCX policy is industry practice and it is what we follow.

We estimate payable metal deductions in our provisional invoices and record sales, net of payable metal deductions, when ownership of the concentrates transfers to the buyer upon delivery to the buyer’s port facility. To the extent that we have settlement adjustments due to differences in grade resulting from final assays, the payable metal deduction is adjusted at final settlement or when the payable metal adjustment can be reasonably estimated, if it is material. We confirm that we will revise our revenue recognition policy to clarify how payable metal deductions are treated for purposes of our revenue recognition.

With respect to the third bullet point, the production quantities that we report are mill production quantities, which are before payable metal deductions (unrecoverable metal deductions) based on our sales contracts. In other words, our mill production quantities are the estimated metal quantities that are contained in our concentrates which we produce at our mill, before payable/unrecoverable metal deductions pursuant to our sales contracts. We do not believe that ASC 845 is applicable since the payable metal deductions are unrecoverable and therefore have no value to us or to the buyer of our concentrates. We track our concentrate inventory on a mill production basis. As inventory is sold and transferred to cost of sales, the mill production equivalent of payable ounces sold is transferred to cost of sales. For example, assume we hold gold in our concentrate inventory at a total cost $1,000, consisting of 100 mill production ounces at a cost of $10 per mill production ounce, and that the payable metal deduction for gold is 5%.

Tia L. Jenkins

June 25, 2013

Further assume that we sell 20 ounces of gold for which we will be paid, which is after payable metal deductions. The cost of inventory that we would transfer to cost of sales under this example would be $210.53 ($10 / (1-0.05) x 20).

With respect to the last bullet point, the denominator in our cash cost per gold equivalent ounce sold calculation is ounces sold, which represents the ounces for which we are paid. Our ounces sold over time will always be lower than our mill production ounces, since ounces sold are after payable metal deductions whereas mill production ounces are before payable metal deductions. Therefore, if we were to use mill production ounces in the denominator of our cash cost equation, we would be reporting cash cost per gold equivalent ounce produced on gold equivalent ounces which are not fully recoverable and for which we are not paid. Although cash cost per gold equivalent ounce produced using mill production ounces in the denominator would result in a lower cash cost number over time as compared to cash cost per gold equivalent ounce on an ounces sold basis, we believe that reporting cash costs on gold equivalent ounces that are not recoverable would be misleading.

In addition to the foregoing responses, the Company also hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would appreciate confirmation from the staff that the foregoing responses are adequate, and if not, we would welcome further suggestions from the staff.

We look forward to hearing from you.

Sincerely,

/s/ William W. Reid

William W. Reid
Chief Executive Officer

cc:	David Babiarz, Esq.
Wesley Stark, CPA
Sheri Pearce, CPA